

December 15, 2020

Brian P. Conway
Chief Executive Officer
Ozop Energy Solutions, Inc.
7 Katelyn Ct
Warwick, NY 10990

      Re: Ozop Energy Solutions, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed May 14, 2020
          Form 10-Q for Quarterly Period Ended September 30, 2020
          Filed November 23, 2020
          File No. 000-55976

Dear Mr. Conway:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2020

Note 3 - Summary of Significant Accounting Pronouncements
Goodwill, page 10

1. We note goodwill of $11.4 million recorded on your balance sheet at September 30, 2020, which included $11.2 million resulting from your July 10, 2020 reverse acquisition transaction with PCTI as disclosed on page 6 of Note 1. Please tell us how you determined that this wasn't a reverse acquisition of a public shell and a private operating company. If you didn't consider the Company a shell company please describe the assets and/or operations of the entity.

Form 8-K/A filed September 25, 2020

Item 9.01 - Financial Statements and Exhibits, page 0

Brian P. Conway
Ozop Energy Solutions, Inc.
December 15, 2020
Page 2

2.   We note the reverse acquisition transaction resulted in a change of accountant. As required by Item 304 of Regulation S-K, please file Item 4.01 in Form 8-K to report this event.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Daniel Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences